ITEM 77M: Mergers

Value Line US Government Money Market Fund,
Inc.

On June 22, 2012, the Board of Directors of the
Value Line U.S. Government Money Market Fund,
Inc. (the Acquiring Fund) approved an Agreement and Plan of Reorganization (the Plan) pursuant to which the Funds shareholders would become shareholders of the U.S. Government Portfolio
(the Surviving fund), a series of the Daily Income
Fund managed by Reich and Tang Asset
Management, LLC.

On October 19, 2012, the Surviving Fund acquired all of the assets and assumed liabilities of the Acquired Fund, in a tax-free exchange for Federal tax purposes, pursuant to the Plan approved by the Board of both Funds and shareholders of record of the Acquired Fund as of the applicable record date.